SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Terra Nostra Resources Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88101C 106

(CUSIP Number)

Andrew Graham

Sofaer Global Research (UK) Limited

9 Upper Belgrave Street

London SW1X 8BD

United Kingdom

+44 20 7259 4458

With a copy to:

Kristian E. Wiggert

Morrison & Foerster (UK) LLP

CityPoint

One Ropemaker Street

London EC2Y 9AW

United Kingdom

+44 20 7920 4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88101C 106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lionhart Investments Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	SOURCE OF FUNDS* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,232,967 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8	Shared Voting Power

	9	Sole Dispositive Power 4,232,967 (consisting entirely of shares issuable upon conversion of the Notes and exercise of the Warrants)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,232,967 (consisting entirely of shares issuable upon conversion of the Notes and exercise of the Warrants)

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons other than the Lionhart Parties.

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person* IA

CUSIP No. 88101C 106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Photon Global Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	SOURCE OF FUNDS* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,232,967 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,232,967 (consisting entirely of shares issuable upon conversion of the Notes and exercise of the Warrants)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,232,967 (consisting entirely of shares issuable upon conversion of the Notes and exercise of the Warrants)

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons other than the Lionhart Parties.

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person* CO

This Amendment No. 1 (the “Amendment”) amends and supplements the original Statement on Schedule 13D filed on September 22, 2008 by the Reporting Persons relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Terra Nostra Resources Corp. (the “Issuer”). This Amendment is being filed to add Lionhart Investments Ltd. and Photon Global Ltd. as Reporting Persons. The cover pages for the other Reporting Persons remain unchanged.

1.	Security and Issuer.
No material change

2.	Identity and Background.
Item 2 is hereby amended and restated as follows:
(a), (b), (c) and (f) This Statement is filed by each of the following persons (the “Reporting Persons”):
	(i)	Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“SCNRF”);
	(ii)	Sofaer Capital Asian Hedge Fund, a Cayman Islands mutual trust (“SCAF”);
	(iii)	Sofaer Capital Emerging Markets Hedge Fund, a Cayman Islands mutual trust (“SCEMF”);
	(iv)	Sofaer Capital Inc., a British Virgin Islands company (“Sofaer”) and an affiliate of SCNRF, SCAF and SCEMF (together with Sofaer, the “Sofaer Parties”);
	(v)	Cheyne Capital Management (UK) LLP, a limited liability partnership incorporated under the laws of England and Wales (“Cheyne LP”);
	(vi)	Cheyne General Partner Inc., a Cayman Islands corporation (“Cheyne GP”) and an affiliate of Cheyne LP (together the “Cheyne Parties”);
	(vii)	Kristoffer Andenaes;
	(viii)	Anthony Giammalva;
	(ix)	Holland Park Emerging Markets Fund (“Holland Park Fund”);
	(x)	Holland Park Capital LLP (“Holland Park LLP”) and an affiliate of Holland Park Fund (together the “Holland Park Parties”);
	(xi)	Alpha Capital Anstalt (“Alpha Capital”);
	(xii)	Photon Global Ltd. (“Photon”); and
	(xiii)	Lionhart Investments Limited, a private limited company incorporated under the laws of England and Wales (“Lionhart” and together with Photon the “Lionhart Parties”).

The place of organization, the principal business, the address of its principal business and the address of the principal office of each Reporting Person is set forth on Schedule A.  The name, business address, present principal occupation or employment, the name, principal business and address of such employer and citizenship of each person enumerated in Instruction C to Schedule 13D with respect to the Reporting Persons are also set forth on Schedule A (collectively, the “Named Individuals”).

(d) and (e)  During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the Named Individuals, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows:

The Reporting Persons entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which they were issued 10% Senior Secured Convertible Notes of the Issuer (the “Notes”) and warrants to purchase Issuer common stock (the “Warrants”) on August 28, 2007, October 19, 2007 and November 21, 2007, respectively.  The Notes issued on August 28, 2007 and October 19, 2007 are convertible into shares of the Issuer’s Common Stock at a conversion price of $1.75 (although the conversion price for $500,000 of Notes held by Alpha Capital was subsequently reduced to $1.00), and each of the Warrants issued on August 28, 2007 and October 19, 2007 has an exercise price of $1.75.  The Notes issued on November 21, 2007 are generally convertible into shares of the Issuer’s Common Stock at a conversion price of $3.25, and the Warrants issued on November 21, 2007 generally have an exercise price of $3.25. The Reporting Persons currently hold $18,575,000 in aggregate principal amount of the Notes and Warrants to purchase 7,753,318 shares of the Issuer’s Common Stock ($2,000,000 of such Notes and 914,286 of such Warrants having been issued on August 28, 2007, $3,000,000 of such Notes and 2,514,285 of such Warrants having been issued on October 19, 2007 and $13,575,000 of such Notes and 4,324,747 of such Warrants having been issued on November 21, 2007).  The Reporting Persons purchased such Notes and Warrants for $18,575,000 using working capital and personal funds. The Cheyne Parties also purchased 5,235,947 shares of Common Stock for approximately $25 million using working capital funds.

In connection with the Purchase Agreement, the Reporting Persons also entered into a Pledge Agreement (the “Pledge Agreement”) by and among Sun Liu James Po (the “Pledgor”), the holders of the Notes, as secured parties, and Wollmuth Maher & Deutsch LLP (“WMD”), as Collateral Agent.  Pursuant to the Pledge Agreement, the Pledgor pledged 27,096,138 shares of the Issuer’s Common Stock as security for repayment of the Notes (the “Collateral Shares”).  The Notes issued on August 28, 2007 were due on July 28, 2008; the Notes issued on October 19, 2007 were due on July 19, 2008; and the Notes issued on November 21, 2007 were due on August 21, 2008.  The Issuer has not repaid the Notes when due, causing an event of default under the Notes (the “Default”).  Pursuant to the Pledge Agreement, upon a Default, holders of the Notes representing a majority of the principal amount of the Notes may direct the Collateral Agent (i) to transfer the Collateral Shares to the name of the Collateral Agent or its nominee, (ii) to sell the Collateral Shares, (iii) to exercise any and all rights as beneficial and legal owner of the Collateral Shares, including any and all voting rights and (iv) to exercise any other rights granted pursuant to the Pledge Agreement.  The Reporting Persons represent a majority in principal amount of the outstanding Notes, and thus may be deemed the beneficial owners of the Collateral Shares.  However, the Reporting Persons have neither taken nor agreed to take any such action pursuant to the Pledge Agreement.  Each of the Reporting Persons disclaims beneficial ownership of the Collateral Shares.

4.	Purposes of Transaction.
No material change.

5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a)

The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein.  As a group, the Reporting Persons may be deemed to currently beneficially own 48,562,766 shares of Common Stock (27,096,138 shares of which consist of the Collateral Shares and 16,230,681 shares of which may be acquired pursuant to conversion of the Notes and exercise of the Warrants), or 58.8% of the Issuer’s Common Stock, based on 66,411,887 shares of Common Stock of the Issuer outstanding as of July 31, 2008 and assuming conversion of the Notes and exercise of the Warrants beneficially owned by the Reporting Persons.  Each Reporting Person declares that the filing of this Statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this Statement that are owned by any other Reporting Person or constitute any of the Collateral Shares and each Reporting Person disclaims any such beneficial ownership.

(b)

The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein. The Reporting Persons may also be deemed to have shared power to direct the vote and disposition of the Collateral Shares, consisting of 27,096,138 shares of Issuer Common Stock.

	(c)	Not applicable.
(d)

The shares of Common Stock beneficially owned by the Cheyne Parties were purchased by Cheyne LP as discretionary investment manager for the Cheyne Global Emerging Markets Fund and the Cheyne Value Fund (together the “Cheyne Funds”).  Cheyne GP acts as the general partner of the Cheyne Funds.  The Cheyne Parties beneficially own 8,673,762 shares of Common Stock with respect to the Cheyne Global Emerging Markets Fund and 276,470 shares of Common Stock with respect to the Cheyne Value Fund.

The shares of Common Stock beneficially owned by the Lionhart Parties are held on behalf of Lionhart Titan Master Fund SPC Ltd., Lionhart Global Appreciation Master Fund SPC Ltd., Lionhart Aurora Master Fund SPC Ltd. and Lionhart Talon PE Master Fund SPC Limited (collectively the “Lionhart Funds”).  Photon acts as a custodian and nominee on behalf of the Lionhart Funds, and Lionhart acts as the appointed investment advisor of Photon.

	(e)	Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material change.

7.	Material to be Filed as Exhibits.

Exhibit No.

Exhibit 1	Joint Filing Agreement and Power of Attorney dated as of September 22, 2008 by and among the Reporting Persons.

Exhibit 2	Form of Securities Purchase Agreement between the Issuer and the holders of the Notes (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 3

Form of 10% Senior Secured Convertible Promissory Note of Terra Nostra Resources Corp. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 4

Form of Pledge Agreement by and among Sun Liu James Po, as Pledgor, the holders of the Notes and Wollmuth Maher & Deutsch LLP, as Collateral Agent (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 5	Form of Warrant issued by the Issuer to holders of the Notes (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 6

Form of Registration Rights Agreement by and between the Issuer and the holders of the Notes (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 14, 2008

SOFAER CAPITAL NATURAL RESOURCES
HEDGE FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

SOFAER CAPITAL INC.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

SOFAER CAPITAL ASIAN HEDGE FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

SOFAER CAPITAL EMERGING MARKETS HEDGE
FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

CHEYNE GENERAL PARTNER INC.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

KRISTOFFER ANDENAES

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

ANTHONY GIAMMALVA

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

HOLLAND PARK EMERGING MARKETS FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

HOLLAND PARK CAPITAL LLP

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

ALPHA CAPITAL ANSTALT
By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

PHOTON GLOBAL LTD

By:	/s/ Neill M. Ebers
Name: Neill M. Ebers
Title: Director

LIONHART INVESTMENTS LTD.

By:	/s/ Neill M. Ebers
Name: Neill M. Ebers
Title: Director

Schedule A

Identity and Background of the Reporting Persons and Named Individuals

Schedule A is hereby amended to add the following additional information required by Item 2 of Schedule 13D with respect to the Reporting Persons and also with respect to the Named Individuals as specified in Instruction C to Schedule 13D.

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Photon Global Ltd.	British Virgin Islands	Investment	Harbour House, 2nd Floor Waterfront Drive P.O. Box 972 Road Town Tortola British Virgin Islands

David Sims	United Kingdom	Director of Photon Global Ltd.	Harbour House, 2nd Floor Waterfront Drive P.O. Box 972 Road Town Tortola British Virgin Islands

Neill M. Ebers	United Kingdom	Director of Photon Global Ltd.	Graigside Green Dene East Horsley Surrey KT24 5RE United Kingdom

Lionhart Investments Ltd.	England and Wales	Investment Advisor	Heston Business Court 19 Camp Road Wimbledon SW19 4UW United Kingdom

Terrence P. Duffy	United States of America	Director of Lionhart Investments Ltd.	29 North Drive Etobicoke Toronto Ontario M9A 4R1 Candada

Neill M. Ebers	United Kingdom	Director of Lionhart Investments Ltd.	Graigside Green Dene East Horsley Surrey KT24 5RE United Kingdom